EXHIBIT 16.1

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Renren Inc. (the “Company”) and, under the date of July 7, 2020, we reported on the consolidated financial statements of the Company as of and for the year ended December 31, 2019. On December 9, 2020, we were dismissed. We have read the Company’s statements included under Item 16F of its December 31, 2020 annual report on Form 20-F dated May 27, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that effective on December 9, 2020, the Company engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as the independent registered public accounting firm, and the change was approved by the audit committee of the board.

Very truly yours,

/s/ KPMG Huazhen LLP
May 27, 2021